Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Joao C. Manuel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Infrastructure Subsidiary Increases Capacity

Vancouver, BC – March 1, 2011: Further to its news release of October 12, 2010, Petaquilla Minerals Ltd. (the “Company”) is pleased to announce that its infrastructure subsidiary, Panama Development of Infrastructure, S.A. (“PDI Panama”), has begun to receive the first group of heavy equipment acquired through the leasing facility with Global Bank, a leading financial institution in Panama.

During the past week, five Caterpillar 40-ton articulated trucks, one Boart Longyear drill rig and one Atlas Copco drilling machine have arrived in Panama. This equipment will be incorporated into the operations of PDI Panama in order to provide the Company’s gold mining operation with the capacity needed to increase its daily mining rate from the level of 7,500t in January 2011 to 40,000t as required for the construction and stock pile of ore for the heap leach operation scheduled to commence in the third calendar quarter of 2011. KD Engineering of Tucson, Arizona, is providing final engineering, design and supervision of the heap leach project.

Additional deliveries of heavy equipment representing approximately US$17 million financing from Caterpillar Inc. and Panamanian banks will take place until June 2011. This will further strengthen PDI Panama’s capacity to extract and deliver construction grade aggregates from the Company’s Molejon gold mine as well as to mobilize additional resources for the Company’s ongoing exploration projects at its satellite concessions.

The delivery of equipment will also enable PDI Panama to advance its business development plan and forms a building block of the Company’s spin-out strategy for its infrastructure division.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is a gold producer operating its gold processing plant at its 100% owned Molejon Gold Project in Panama. The Molejon mine site is located in the south central area of the Company’s 100% owned 842 square kilometre concession lands, a region known historically for gold content.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.